Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 29, 2021

Eldorado Gold Reports Q1 2021 Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the first quarter of 2021.

First Quarter 2021 and Subsequent Period Highlights

•Q1 2021 production on plan and in line with 2021 annual guidance: Gold production totalled 111,742 ounces in Q1 2021, in-line with 2021 annual guidance and a decrease of 4% from Q1 2020 production of 115,950 ounces. Eldorado is maintaining its annual guidance of 430,000 - 460,000 ounces of gold at an all-in sustaining cost of $920-$1,150 per ounce sold.

•Amended Investment Agreement ratified: In March 2021, our Amended Investment Agreement ("Agreement") with the Hellenic Republic was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law. The Agreement provides a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias and Stratoni mines.

•Approval for use of dry stack tailings at Skouries: In April 2021, the Greek Ministry of Energy and Environment approved a modification to the Kassandra Mines Environmental Impact Assessment ("EIA") to allow for the use of dry stack tailings disposal at the Skouries project, which is expected to provide a number of environmental benefits.

•Planned increase in unit costs due to lower grades: Q1 2021 cash operating costs of $641 per ounce sold (Q1 2020: $627) and all-in sustaining costs ("AISC") of $986 per ounce sold (Q1 2020: $952) were both negatively impacted by planned lower grades at Kisladag and Lamaque.

•Continued free cash flow: Net cash from operating activities of $90.9 million in Q1 2021 (Q1 2020: $53.3 million) benefited from a higher average realized gold price. Free cash flow of $24.6 million in Q1 2021 (Q1 2020: $7.2 million) also benefited from timing of capital expenditure.

•Continued strong financial liquidity: The Company currently has $533.8 million of cash, cash equivalents and term deposits and $99.6 million available under its revolving credit facility.

•Increased EBITDA: Q1 2021 EBITDA was $105.3 million (Q1 2020: $84.7 million) and Q1 2021 adjusted EBITDA was $108.0 million (Q1 2020: $90.0 million). Adjustments in both periods included, among other things, share based compensation and losses on asset disposals.

•Net earnings and adjusted net earnings attributable to shareholders: Q1 2021 net earnings attributable to shareholders of the Company was $8.3 million or $0.05 per share (Q1 2020: net loss attributable to shareholders of the Company of $4.9 million, or $0.03 loss per share). Adjusted net earnings attributable to shareholders of the Company in Q1 2021 was $21.0 million, or $0.12 per share (Q1 2020: $12.5 million, or $0.08 per share).

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•Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines remain fully operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

“Our mine teams delivered first quarter gold production in line with the forecast plan that supports our 2021 guidance and represents a good start to the year," said George Burns, President and CEO. "This result was accomplished in spite of a resurgence of COVID-19 in the countries in which we operate and is a testament to the commitment and care of our teams around the world."
"Our focus ahead is on maintaining this positive momentum by delivering on key initiatives in a transformational year for Eldorado. In Quebec, the closing of the QMX acquisition and an intensive exploration and development program underway at Lamaque is paving the way for a significantly enhanced production profile at our Canadian flagship operation. In Turkey, we continue to successfully advance key capital investments that will position Kisladag for sustained excellence going forward. In Greece, the new investment agreement governing the operation and development of the Kassandra mines, together with the recent approval for the use of dry stack tailings, has energized our teams at Olympias, Stratoni and Skouries."

Consolidated Financial and Operational Highlights

	3 months ended March 31,
	2021	2020
Revenue	$224.6	$204.7
Gold revenue	$195.7	$183.7
Gold produced (oz)	111,742	115,950
Gold sold (oz)	113,594	116,219
Average realized gold price ($/oz sold) (4)	$1,723	$1,580
Cash operating costs ($/oz sold) (1,4)	641	627
Total cash costs ($/oz sold) (1,4)	687	678
All-in sustaining costs ($/oz sold) (1,4)	986	952
Net earnings (loss) for the period (2)	8.3	(4.9)
Net earnings (loss) earnings per share – basic ($/share) (2)	0.05	(0.03)
Adjusted net earnings (loss) (2,3,4)	21.0	12.5
Adjusted net earnings (loss) per share ($/share) (2,3,4)	0.12	0.08
Cash flow from operating activities before changes in working capital (4)	78.7	69.4
Free cash flow (4)	24.6	7.2
Cash, cash equivalents and term deposits	$533.8	$363.6

(1)By-product revenues are off-set against cash operating costs.
(2)Attributable to shareholders of the Company.
(3)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the MD&A section 'Non-IFRS Measures'.
(4)These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

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Total revenue was $224.6 million in Q1 2021, an increase of 10% from total revenue of $204.7 million in Q1 2020. The increase was primarily due to higher average realized gold prices.
Cash operating     costs in Q1 2021 averaged $641 per ounce sold, an increase from $627 per ounce sold in Q1 2020. The increase was primarily due to cash operating costs per ounce sold at Kisladag being negatively impacted by mining and processing lower-grade ore in the quarter, resulting in fewer ounces produced. Cash operating costs per ounce sold at Lamaque were also negatively impacted by lower average grades, combined with strengthening of the Canadian dollar in the quarter as compared to Q1 2020. These increases were partially offset by reductions in cash operating costs per ounce sold at Kisladag and Efemcukuru in Q1 2021 as a result of the weakening of the Turkish Lira from Q1 2020 and a change in the structure of concentrate contracts whereby lower payable ounces are offset by the elimination of treatment charges and other deductions.
Total cash costs per ounce sold and AISC per ounce sold both benefited in Q1 2021 from a recent announcement in Turkey whereby the incremental 25% increase to gold royalty rates originally announced on September 4, 2020 was amended to be effective from the announcement date only, and is no longer retroactive to January 1, 2020. As a result of this announcement, $4.5 million of accrued royalty expense was reversed in Q1 2021.
We reported net earnings attributable to shareholders of $8.3 million ($0.05 earnings per share) in Q1 2021, compared to a net loss of $4.9 million ($0.03 loss per share) in Q1 2020. Higher net income in Q1 2021 is primarily attributable to higher average realized gold prices, lower finance costs and a higher gain on foreign exchange.
Adjusted net earnings were $21.0 million ($0.12 per share) in Q1 2021, compared to adjusted net earnings of $12.5 million ($0.08 earnings per share) in Q1 2020. Higher adjusted net earnings in Q1 2021 removed a $12.0 million loss on foreign exchange due to translation of deferred tax balances and a $0.7 million loss on the non-cash revaluation of the derivative related to redemption options in our debt.

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Operations Update
Gold Operations

	3 months ended March 31,
	2021	2020
Total
Ounces produced	111,742	115,950
Ounces sold	113,594	116,219
Cash operating costs ($/oz sold) (1,2)	$641	$627
All-in sustaining costs ($/oz sold) (1,2)	$986	$952
Sustaining capital expenditures (2)	$20.5	$19.4
Kisladag
Ounces produced	46,172	50,176
Ounces sold	47,507	51,600
Cash operating costs ($/oz sold) (1,2)	$492	$451
All-in sustaining costs ($/oz sold) (1,2)	$607	$578
Sustaining capital expenditures (2)	$2.8	$3.0
Lamaque
Ounces produced	28,835	27,353
Ounces sold	29,078	26,728
Cash operating costs ($/oz sold) (1,2)	$759	$641
All-in sustaining costs ($/oz sold) (1,2)	$1,162	$1,042
Sustaining capital expenditures (2)	$9.3	$8.3
Efemcukuru
Ounces produced	23,298	23,239
Ounces sold	24,130	23,221
Cash operating costs ($/oz sold) (1,2)	$525	$642
All-in sustaining costs ($/oz sold) (1,2)	$693	$864
Sustaining capital expenditures (2)	$2.6	$3.1
Olympias
Ounces produced	13,437	15,182
Ounces sold	12,879	14,670
Cash operating costs ($/oz sold) (1,2)	$1,145	$1,196
All-in sustaining costs ($/oz sold) (1,2)	$1,799	$1,646
Sustaining capital expenditures (2)	$5.8	$5.0

(1)By-product revenues are off-set against cash operating costs.
(2)These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

Gold production of 111,742 ounces decreased from 115,950 ounces in the first quarter of 2020. Gold sales in Q1 2021 totalled 113,594 ounces, a slight decrease of 2% from 116,219 ounces in Q1 2020. The slightly lower sales volume compared to the prior year primarily reflected decreases in production at Kisladag and Olympias.

For further information on the Company's operating results for the first quarter of 2021, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

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Conference Call
A conference call to discuss the details of the Company’s Q1 2021 results will be held by senior management on Friday, April 30, 2021 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20210430.html

Conference Call Details		Replay (available until June 4, 2021)
Date:	April 30, 2021	Vancouver:	+1 604 638 9010
Time:	11:30 am ET (8:30 am PT)	Toll Free:	+1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	6634
Toll free:	+1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com
Media
Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.353.8166 louise.burgess@eldoradogold.com

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Non-IFRS Measures
Certain non-IFRS measures are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining capital. Please see the March 31, 2021 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the Company’s 2021 annual guidance, benefits of the Agreement; the impact of COVID on operations; the benefits of using dry stack tailings; the advancement of technical work and receipt of approvals at Skouries; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: our preliminary gold production and our guidance, timing of construction; benefits of improvements; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance, the benefits of using dry stack tailings; the advancement of technical work and receipt of approvals at Skouries; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and

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EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM, Vice President, Technical Services, and a "qualified person" under NI 43-101.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at March 31, 2021 and December 31, 2020
(Unaudited – in thousands of U.S. dollars)

As at	Note	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$530,903	$451,962
Term deposits		2,904	59,034
Accounts receivable and other	4	69,186	73,216
Inventories	5	170,523	176,271
Current portion of employee benefit plan assets		5,816	5,749
		779,332	766,232
Restricted cash		2,170	2,097
Other assets		29,998	39,562
Property, plant and equipment		4,004,550	3,998,493
Goodwill		92,591	92,591
		$4,908,641	$4,898,975
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$172,877	$179,372
Current portion of lease liabilities		11,412	11,297
Current portion of debt	6	55,567	66,667
Current portion of asset retirement obligations		4,701	4,701
		244,557	262,037
Debt	6	435,966	434,465
Lease liabilities		13,956	14,659
Employee benefit plan obligations		21,364	21,974
Asset retirement obligations		106,692	106,677
Deferred income tax liabilities		405,215	402,713
		1,227,750	1,242,525
Equity
Share capital	10	3,157,117	3,144,644
Treasury stock		(10,879)	(11,452)
Contributed surplus		2,639,067	2,638,008
Accumulated other comprehensive loss		(30,456)	(30,297)
Deficit		(2,117,060)	(2,125,326)
Total equity attributable to shareholders of the Company		3,637,789	3,615,577
Attributable to non-controlling interests		43,102	40,873
		3,680,891	3,656,450
		$4,908,641	$4,898,975

Subsequent events (Note 17)

Approved on behalf of the Board of Directors
    (Signed) John Webster        Director         (Signed) George Burns        Director

Date of approval: April 29, 2021

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2021 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020
Revenue
Metal sales	7	$224,619	$204,655

Cost of sales
Production costs		108,560	101,362
Depreciation and amortization		56,309	52,363
		164,869	153,725

Earnings from mine operations		59,750	50,930

Exploration and evaluation expenses		4,061	3,227
Mine standby costs	8	1,627	4,030
General and administrative expenses		10,145	8,287
Employee benefit plan expense		749	691
Share-based payments expense	11	1,781	1,795
Write-down (recovery) of assets		(750)	203
Foreign exchange gain		(5,943)	(762)
Earnings from operations		48,080	33,459

Other income (loss)	9	678	(1,320)
Finance costs	9	(10,338)	(16,207)
Earnings before income tax		38,420	15,932

Income tax expense		28,249	21,405
Net earnings (loss) for the period		$10,171	$(5,473)

Attributable to:
Shareholders of the Company		8,266	(4,880)
Non-controlling interests		1,905	(593)
Net earnings (loss) for the period		$10,171	$(5,473)

Weighted average number of shares outstanding (thousands)
Basic		174,534	165,211
Diluted		177,234	165,211

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.05	$(0.03)
Diluted earnings (loss) per share		$0.05	$(0.03)

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2021 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Three months ended March 31, 2021	Three months ended March 31, 2020

Net earnings (loss) for the period	$10,171	$(5,473)
Other comprehensive loss:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	(125)	(868)
Actuarial losses on employee benefit plans, net of tax	(34)	(228)
Total other comprehensive loss for the period	(159)	(1,096)
Total comprehensive income (loss) for the period	$10,012	$(6,569)

Attributable to:
Shareholders of the Company	8,107	(5,976)
Non-controlling interests	1,905	(593)
	$10,012	$(6,569)

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2021 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$10,171	$(5,473)
Items not affecting cash:
Depreciation and amortization		56,887	52,927
Finance costs		10,338	16,224
Interest income		(302)	(389)
Unrealized foreign exchange gain		(2,364)	(2,538)
Income tax expense		28,249	21,405
Write-down (recovery) of assets		(750)	203
Loss on disposal of assets		945	2,454
Share-based payments expense	11	1,781	1,795
Employee benefit plan expense		749	691
		105,704	87,299
Property reclamation payments		(335)	(526)
Employee benefit plan payments		(232)	(236)
Income taxes paid		(24,496)	(14,719)
Interest paid		(2,205)	(2,770)
Interest received		302	389
Changes in non-cash working capital	12	12,132	(16,170)
Net cash generated from operating activities		90,870	53,267

Investing activities
Purchase of property, plant and equipment		(64,856)	(40,482)
Proceeds from the sale of property, plant and equipment		1,150	22
Value added taxes related to mineral property expenditures, net		(2,568)	(5,651)
Decrease (increase) in term deposits		56,130	(51,525)
Decrease (increase) in restricted cash		(73)	1,174
Net cash used in investing activities		(10,217)	(96,462)

Financing activities
Issuance of common shares for cash, net of issuance costs		11,834	26,836
Contributions from non-controlling interests		324	—
Proceeds from borrowings		—	150,000
Repayments of borrowings		(11,100)	—
Principal portion of lease liabilities		(2,770)	(2,534)
Net cash generated from (used in) financing activities		(1,712)	174,302

Net increase in cash and cash equivalents		78,941	131,107
Cash and cash equivalents - beginning of period		451,962	177,742
Cash decrease in disposal group held for sale		—	(69)
Cash and cash equivalents - end of period		$530,903	$308,780

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2021 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Note	Three months ended March 31, 2021	Three months ended March 31, 2020
Share capital
Balance beginning of period		$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash		717	424
Transfer of contributed surplus on exercise of options		285	170
Shares issued to the public, net of share issuance costs		11,471	19,943
Balance end of period	10	$3,157,117	$3,075,100

Treasury stock
Balance beginning of period		$(11,452)	$(8,662)
Shares redeemed upon exercise of restricted share units		573	348
Balance end of period		$(10,879)	$(8,314)

Contributed surplus
Balance beginning of period		$2,638,008	$2,627,441
Share-based payments arrangements		1,917	1,897
Shares redeemed upon exercise of restricted share units		(573)	(348)
Transfers to share capital on exercise of options		(285)	(170)
Balance end of period		$2,639,067	$2,628,820

Accumulated other comprehensive loss
Balance beginning of period		$(30,297)	$(28,966)
Other comprehensive loss for the period		(159)	(1,096)
Balance end of period		$(30,456)	$(30,062)

Deficit
Balance beginning of period		$(2,125,326)	$(2,229,867)
Earnings (loss) attributable to shareholders of the Company		8,266	(4,880)
Balance end of period		$(2,117,060)	$(2,234,747)
Total equity attributable to shareholders of the Company		$3,637,789	$3,430,797

Non-controlling interests
Balance beginning of period		$40,873	$59,304
Earnings (loss) attributable to non-controlling interests		1,905	(593)
Contributions from non-controlling interests		324	—
Balance end of period		$43,102	$58,711
Total equity		$3,680,891	$3,489,508

Please see the Condensed Consolidated Interim Financial Statements dated March 31, 2021 for notes to the accounts.
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